VALASSIS COMMUNICATIONS, INC.

19975 Victor Parkway

Livonia, MI 48152

(734) 591-3000

June 29, 2009

VIA EDGAR

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Valassis Communications, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2008 (the Form “10-K”)
Filed March 4, 2009
File No. 001-10991

Dear Mr. Spirgel:

Set forth below are our responses to the comments contained in the second comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated June 5, 2009, with respect to the above-referenced filing. For your convenience, we have reprinted the Staff’s comments (in italics) below immediately prior to our responses. Courtesy copies of this letter have been sent to the Staff’s examiners.

Critical Accounting Policies and Estimates, page 32

Goodwill, Intangible Assets and Other Long-lived Assets, page 32

1.	We note your response to prior comment 3. We note that you provided a range of revenue growth assumptions used for all of your reporting units in your goodwill impairment test. Based on the significance of the goodwill balance in your Shared Mail reporting unit, we believe that you should provide more specific disclosure regarding this reporting unit. Please address the following items:

•	Provide a discussion of your projected growth rates as compared to historical growth in this reporting unit.

•	Discuss the reasons for the differences between projected and historical rates and the effect of the current economic conditions on your assumptions.

•	Provide a sensitivity analysis for your impairment test of the goodwill in the Shared Mail reporting unit. Disclose the impact of reasonably likely changes in each of your significant assumptions.

The goodwill associated with our Shared Mail reporting unit resulted from the purchase of ADVO, Inc. in March 2007. The purchase price was supported by a third party discounted cash flow analysis using annual revenue growth rates between 1.6% and 3%, compared with historical annual revenue growth rates ranging from 4.2% to 11.2% for ADVO’s fiscal years 2004 through 2006. Lower growth rates compared to historical rates were used at the time of purchase, as well as when we performed our annual impairment test as of December 31, 2007, due to our strategy to contain growth and concentrate on profitability. In performing our annual impairment test as of December 31, 2008, we estimated a decline in revenue for 2009 of 2.2% based on the revenue declines we experienced in the second half of 2008, the then current economic outlook and the advertising recession. We assumed a recovery beginning in 2010, resulting in growth rates between 2.3% and 3.5% for the remaining years of our discounted cash flow analysis.

The discount rate used in the original purchase price analysis was 13.0%. At December 31, 2008, we calculated a discount rate of 17.5%, reflecting the increased risk profile of our company and industry as evidenced by the significant decline in our stock price to $1.32 at December 31, 2008.

An increase in the discount rate for the Shared Mail reporting unit of 1% would result in a decline in fair value of approximately $55 million, while a 1% decrease in the discount rate for the Shared Mail reporting unit would cause an increase in fair value of approximately $63 million. A 1% change in revenue growth rates for Shared Mail would trigger a change in fair value of approximately $50 million. We will provide additional sensitivity analyses in future filings, as appropriate, based on facts and circumstances at the time and the significance of such disclosure.

In our prior response to your original comment letter dated April 17, 2009 (comments 3 and 4), we provided proposed disclosure to be included in our critical accounting policies. We have further modified a portion of this proposed disclosure to address your additional comments with respect to the Shared Mail reporting unit and have included this revised disclosure as an attachment to this letter.

2.	In light of the goodwill impairment charge you recorded for the Shared Mail reporting unit during the quarter ended December 31, 2008, you should expand your MD&A in future filings to discuss your expectations regarding your future operating results and liquidity as a result of taking the impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows?

Our future operating results, liquidity and debt covenant compliance are not expected to be impacted as a result of recording an impairment charge in the Shared Mail reporting unit at December 31, 2008. The primary driver of the impairment charge was the increase in discount rate reflecting the risk assessed by the market at the time. As indicated previously, we believe revenue growth will be affected in the short term by the advertising recession and then begin to recover in 2010. We expect that, based on this recovery, our increase in stock price since that time and our future performance, our market risk profile will improve. In future filings, we will clarify in MD&A that we believe our goodwill impairment charge will have no impact on future operating results and liquidity.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (734) 591-4900 or Linda Schalek at (734) 591-4976.

Sincerely,

/s/ Robert L. Recchia
Robert L. Recchia
Executive Vice President and Chief Financial Officer

Attachment

Revised section of proposed disclosure regarding Critical Accounting Policies – Goodwill, Intangible Assets and Other Long-lived Assets

(Revisions underlined for illustrative purposes only)

We estimate the fair values of our reporting units through a combination of income-based and market-based approaches. We rely primarily on the income-based approach and use the market-based approach to validate the results. The income-based approach is based on projected future debt-free cash flows that are discounted to present value using factors that consider the timing and risk of the future cash flows. We believe this approach is appropriate because it provides a fair value estimate based upon the reporting units expected long-term operations and cash flow performance. We estimate future cash flows for each of our reporting units based on our operating result projections for the respective operating unit. These projected cash flows are discounted to present value using a weighted average cost of capital thought to be indicative of market participants. At December 31, 2008, we used a discount rate of 17.5% for all of our reporting units, except for NCH for which we used 15.0%, due to differences in industry and risk profile. Discount rates used in prior-year testing ranged from 13.0% (for, among other reporting units, Shared Mail) to 15.0% depending on each unit’s risk profile. The projections are based on both past performance and the projections and assumptions used in our current operating plan. As such we assumed the economic downturn would continue in 2009, resulting in revenue declines, and begin recovery in 2010. We used unique revenue growth assumptions for each reporting unit, based on history and product characteristics, ranging from declines of 2% to growth of 10% through 2013, and used growth factors ranging from 0% - 3% to calculate terminal value at the end of five years for each reporting unit. With respect to the Shared Mail reporting unit, in performing the annual impairment test as of December 31, 2008, we estimated a decline in revenue for 2009 of 2.2%, compared to the revenue growth estimate of 3.0% we used when we performed the annual impairment test as of December 31, 2007. This decline was based on the revenue declines we experienced in the second half of 2008, the then current economic outlook and the advertising recession. We have assumed a recovery for Shared Mail in 2010, resulting in growth rates between 2.3% and 3.5% for the remaining years under the income-based approach. In addition, we applied profitability assumptions consistent with historical trends at various revenue levels. Such assumptions are subject to change as a result of changing economic and competitive conditions. The market-based approach estimates fair value by applying trading multiples of potential earnings, such as EBITDA and revenue, of other publicly-traded companies within the industries our reporting units participate in to our reporting units. We believe this approach is appropriate because it provides a fair value using trading multiples from companies with operations and economic characteristics similar to our reporting units.

Based on the valuation approach described above, we recorded impairment charges of $187.2 million and $18.8 million against the Shared Mail and solo direct mail reporting units, respectively, during the quarter ended December 31, 2008. An increase in the discount rate for the Shared Mail reporting unit of 1% would result in a decline in fair value of approximately $55 million, while a 1% decrease in the discount rate for the Shared Mail reporting unit would cause an increase in fair value of approximately $63 million. A 1% change in revenue growth rates for Shared Mail would trigger a change in fair value of approximately $50 million. The fair values of the remaining reporting units exceeded their respective carrying amounts as of December 31, 2008 by 14% in the case of NCH Marketing, 127% in the case of Newspaper products and a weighted average of 18% for the remaining units.